UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           The DeWolfe Companies, Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock - $.01 Par Value
                          -----------------------------

                                    252115100
                                 --------------
                                 (CUSIP Number)

                             Patrick J. Kinney, Jr.
                       Lynch, Brewer, Hoffman & Sands, LLP
               101 Federal Street, Boston, MA 02110 (617) 951-0800
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 27, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].







                               Page 1 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 252115100


     1) Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons

                                 Robert N. Sibcy
          ----------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)     /  /

          (b)     /  /

      3)  SEC Use Only
                       ---------------------------------------------------------

      4)  Source of Funds (see instructions)            PF
                                             -----------------------------------

      5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

      6)  Citizenship or Place of Organization        USA
                                               ---------------------------------

Number of Shares   7)   Sole Voting Power        71,016
Owned By Each                                   -------
Reporting With     8)   Shared Voting Power           0
                                                -------
                   9)   Sole Dispositive Power   71,016
                                                -------
                  10)   Shared Dispositive Power      0
                                                -------


     11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                     71,016
          ----------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) /X/


     13)  Percent of Class Represented by Amount in Row (11)     2.1%
                                                               --------

     14)  Type of Reporting Person (See Instructions)       IN
                                                        ----------




                               Page 2 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 252115100


     1) Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons

                                 Pamela D. Sibcy
          ----------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)     /  /

          (b)     /  /

      3)  SEC Use Only
                       ---------------------------------------------------------

      4)  Source of Funds (see instructions)            PF
                                             -----------------------------------

      5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

      6)  Citizenship or Place of Organization        USA
                                               ---------------------------------

Number of Shares   7)   Sole Voting Power       185,095
Owned By Each                                   -------
Reporting With     8)   Shared Voting Power           0
                                                -------
                   9)   Sole Dispositive Power  185,095
                                                -------
                  10)   Shared Dispositive Power      0
                                                -------


     11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                    185,095
          ----------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) /X/


     13)  Percent of Class Represented by Amount in Row (11)     5.6%
                                                               --------

     14)  Type of Reporting Person (See Instructions)       IN
                                                        ----------



                               Page 3 of 8 Pages

                                  SCHEDULE 13D

     The reporting persons described in Item 2 below hereby makes the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the rules and regulations thereunder. The reporting persons are making one statement on Schedule 13D on behalf of both of them as husband and wife, however, the reporting persons do not affirm the existence of a group.


Item 1. Security and Issuer.
        -------------------

     This statement relates to the common stock, $.01 par value (the "Common Stock") of The DeWolfe Companies, Inc., a Massachusetts corporation (the "Issuer"). The principal executive offices of the Issuer are located at 80 Hayden Avenue, Lexington, Massachusetts 02173.

Item 2.  Identity and Background.
         ------------------------

     This statement is being filed by Robert N. Sibcy, whose business address is 8044 Montgomery Road, Cincinnati, Ohio 45236, and by his wife, Pamela D Sibcy, whose business address is 8044 Montgomery Road, Cincinnati, Ohio 45236 (collectively hereinafter referred to as the "reporting persons"). Mr. Sibcy is Chairman and Mrs Sibcy is President of Sibcy Cline Realtors, Inc., a residential real estate brokerage firm, which is headquartered at the same address. Neither of the reporting persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); and neither of the reporting persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The reporting persons are both citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     The reporting persons each used personal funds in making his or her purchases of Common Stock described in this statement. The aggregate amount of funds used in making all of the purchases by the reporting persons was $1,587,229.14, which aggregate amount was paid by the reporting persons as follows:

                  Mr. Sibcy                 $  367,933.72
                  Mrs. Sibcy                $1,219,295.42




                               Page 4 of 8 Pages

Item 4.  Purpose of Transaction.

          The purpose of the acquisitions by each of the reporting persons of Common Stock is to obtain a favorable return on his or her respective investment.

          The reporting persons may, from time to time hereafter, purchase shares of Common Stock in open market transactions as market conditions may, from time to time, warrant.

          Except as described above, the reporting persons have no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.


                               Page 5 of 8 Pages

Item 5.  Interest in Securities of the Issuer.

          Each of the reporting persons beneficially owns the following securities of the Issuer:

     (1) Mr. Sibcy beneficially owns (excluding the shares beneficially owned by his wife) 71,016 shares of the Common Stock, representing 2.1% of the outstanding shares of the Common Stock.

     (2) Mrs. Sibcy beneficially owns (excluding the shares beneficially owned by her husband) 185,095 shares of the Common Stock, representing 5.6% of the outstanding shares of the Common Stock.

Each of the reporting persons has the sole power to vote or to direct the vote of his or her shares of Common Stock. The reporting persons have no agreement with each other or with any other person with respect to voting of any shares of capital stock of the Issuer. Each of the reporting persons has the sole power to dispose or to direct the disposition of his or her respective shares of Common Stock.

          The following transactions in shares of the Common Stock were effected on behalf of the reporting persons during the past sixty days:

          On January 27, 1998, Mrs Sibcy acquired an aggregate of 185,095 shares of the Common Stock at a price of $6.50 per share in a private transaction effected through J.C. Bradford & Co., of Cincinnati, Ohio. The acquisition transaction was not evidenced by a written contract.

          The reporting persons do not affirm the existence of a group. The reporting persons collectively have beneficial ownership of 256,111 shares of Common Stock, representing 7.8% of the outstanding shares of Common Stock (based on 3,294,326 shares outstanding at December 31, 1997).

          Except for the acquisition of 185,095 shares of Common Stock described above, no transactions in Common Stock of the Issuer were effected during the past 60 days by either of the reporting persons.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the two reporting persons (other than in their capacity as husband and wife) or between the reporting persons and any other person, with respect to any securities of the Issuer.



                               Page 6 of 8 Pages

Item 7.  Material to be filed as Exhibits.
         ---------------------------------
         None












                               Page 7 of 8 Pages

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:   February 11, 1998           /s/ Robert N. Sibcy
                                    -------------------
                                    Robert N. Sibcy



Date:   February 11, 1998           /s/ Pamela D. Sibcy
                                    -------------------
                                    Pamela D. Sibcy






                               Page 8 of 8 Pages